Calfee, Halter & Griswold LLP Attorneys at Law

jjenkins@calfee.com 216.622.8507 Direct	1400 KeyBank Center 800 Superior Avenue Cleveland, Ohio 44114-2688 216.622.8200 Phone 216.241.0816 Fax www.calfee.com
April 11, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Daniel F. Duchovny Special Counsel
Re:	LNB Bancorp, Inc. Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No. 000-13203
Ladies and Gentlemen:
On behalf of LNB Bancorp, Inc. (“LNB” or the “Company”), we are transmitting for filing via the EDGAR system Amendment No. 1 to the above-captioned Preliminary Proxy Statement (“Amendment No. 1”). Amendment No. 1 has been marked to indicate the changes to the Preliminary Proxy Statement in accordance with the provisions of Rule 310 of Regulation S-T.
This letter also responds to your comments on the Preliminary Proxy Statement which were issued in your letter dated April 1, 2008. For your convenience, we have repeated your comments in italics followed by our supplemental response or reference to revised disclosure that appears in Amendment No. 1. References to page numbers of the Preliminary Proxy Statement in LNB’s responses to the comments refer to the marked copy of the revised Preliminary Proxy Statement included in Amendment No. 1.
Cleveland | Columbus

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
April 11, 2008

Purpose of the Annual Meeting, page 1
SEC Comment #1:
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:
•	Your opinion that “SBB’s proposals are not in the best interest of ALL shareholders of LNB, but rather are made in furtherance of the interests of SBB” (page 2).

•	The disclosure in the fourth paragraph on page 6.
Response:
For convenience of reference, LNB’s responses to the staff’s specific concerns appear immediately following each of the staff’s comments, which are reproduced below.
•	Your opinion that “SBB’s proposals are not in the best interest of ALL shareholders of LNB, but rather are made in furtherance of the interests of SBB” (page 2).

LNB submits that there is ample factual support for its view that SBB’s proposals are made in its own self-interests, without regard for the best interests of ALL shareholders of LNB. Please refer to LNB’s November 19, 2007 response letter to the staff (the “November 19, 2007 Response Letter”), in which LNB explained its belief that “AMG [now referred to as SBB] and its principals, Richard M. Osborne and Steven A. Calabrese, are interested in their own financial gains and have no concern for the interests of their fellow shareholders” and that Mr. Osborne is “opportunistic.”

As noted in the November 19, 2007 Response Letter, Mr. Osborne has stated publicly that “my basic assumption is that what serves my interests serves the best interests of shareholders.” Those who have had business dealings with Mr. Osborne echo this view. In the October 10, 2001 Plain Dealer article first referenced in the November 19, 2007 Response Letter, Umberto Fedeli, who served with Mr. Osborne on the board of GLB Bancorp, observed that “Nothing Rick would do would surprise me. Sometimes he’s passive, sometimes he’s aggressive, sometimes it’s friendly, sometimes it’s not . . . . He just does what’s in his best interest, and Rich’s interests are primarily in making money.”

In light of Mr. Osborne’s prior statements concerning his investment philosophy described in this response and the November 19, 2007 Response Letter, and the fact

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
April 11, 2008

that SBB’s investment in LNB and its actions subsequent to that investment have been consistent with this philosophy, LNB submits that its characterization of SBB’s proposals has a foundation in fact.

•	The disclosure in the fourth paragraph on page 6.

In the fourth paragraph on page 6, LNB states “The Board of Directors does not believe that the election of SBB’s director nominees will promote the best interests of LNB or its shareholders. The Board of Directors believes that the election of SBB’s director nominees would disrupt LNB’s long-term strategic plan and adversely impact the value of your investment.”

LNB submits that support for its belief is presented in the proxy statement and has a foundation in fact.

Please refer to the fifth and sixth paragraphs on page 6, wherein LNB explains why re-election of its director nominees is in furtherance of its long-term strategic plan. In particular, in the fifth paragraph on page 6, LNB states, “The four LNB directors standing for re-election are successful local business people who contribute much to the success of LNB. The Board of Directors believes that the re-election of these four directors is important to LNB’s future growth and the fulfillment of LNB’s strategic plan.”

Furthermore, as discussed in the sixth paragraph on page 6, LNB believes that its long-term strategic plan is working, and that any election of SBB’s director nominees would be disruptive to that plan. In this regard, SBB has repeatedly and pointedly voiced its disapproval of LNB’s long-term strategic plan. For example, in its April 9, 2008 definitive proxy materials, SBB states, “LNB’s management protests that they have a long-term plan and that we should give them more time. Enough is enough! We don’t believe that LNB’s “plan” is working.”

Given SBB’s prior public statements, LNB has a reasonable basis for believing that SBB’s director nominees disagree with LNB’s long-term strategic direction, and any such director’s presence on the Board of Directors would be disruptive to LNB’s long-term strategic plan. LNB believes that any such disruption would interrupt the recent positive momentum its initiatives have experienced (as described in the sixth paragraph on page 6), and would thereby adversely impact shareholder value.

Calfee, Halter & Griswold LLP

Securities and Exchange Commission
April 11, 2008

Proposal 1, page 6
SEC Comment #2:
Please disclose whether you have received the consent of your nominees to be named in your proxy statement and to serve, if elected. Refer to Rule 14a-4(d).
Response:
The second paragraph on page 6 has been revised to comply with this comment.
Thank you for your prompt attention to this filing. Should you require any further information from LNB or if you have any questions concerning any of the matters addressed in this letter, please do not hesitate to contact the undersigned or, in my absence, Kristofer K. Spreen ((216) 622-8826; kspreen@calfee.com) or Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).
Very truly yours,
/s/ John J. Jenkins
John J. Jenkins
cc:	Daniel E. Klimas Robert F. Heinrich Thomas F. McKee